UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 12, 2009
Commission File Number: 001-34423
CDC Software Corporation
(Translation of registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Unit 706-707, Building 9
No. 5 Science Park West Avenue
Hong Kong Science Park
Shatin, New Territories
Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F      ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.
Amendment of CDC Corporation Notes
CDC Delaware Corp., a company organized and existing under the laws of the State of Delaware (“CDC Delaware”) and an affiliate of CDC Software Corporation (the “Company”), is the holder of $124.775 million in principal amount, or 74.7% of the total aggregate amount outstanding of those certain 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”).
On November 11, 2009, CDC Delaware executed an Amendment No. 1 to Notes and Note Purchase Agreement (the “Amendment”), that amends the Notes and the related Note Purchase Agreement (the “NPA”) dated as of November 10, 2006 (collectively, the “Amendments”), to: (i) amend the definition of Qualified IPO (“QIPO”) to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a QIPO; and (ii) reduce the amount of proceeds necessary to achieve a QIPO, via the definition of Minimum IPO Amount, from $100.0 million to $40.0 million.
As a result of the Amendment, CDC Corporation believes that the Holder Redemption Right under the Notes is no longer exercisable.
The Company has been advised that CDC Corporation expects to continue to fulfill its obligations under the Notes and NPA in accordance with the terms of such documents, including, without limitation, the payment of periodic interest.
Director Compensation
On October 26, 2009, the board of directors (the “Board”) of CDC Software Corporation approved the payment of cash compensation in the amount of $40,000 per annum, effective as of April 17, 2009, to the Chairman of the Board, for service in such capacity.

Exhibit	Description

1.01	Press release dated October 13, 2009 — CDC Software Estimates Third Quarter License Revenue Is Expected To Be In Line or Better Than Street Consensus Estimates

1.02	Press release dated October 22, 2009 — CDC Software Signs Binding Term Sheet to Acquire a Provider of SaaS CRM Solutions for the Not-For-Profit Market

1.03	Press release dated October 23, 2009 — CDC Software Signs Binding Term Sheet to Acquire a Provider of SaaS Supply Chain Solutions

1.04	Press release dated October 26, 2009 — CDC Software Signs OEM Agreement with Pilgrim Software that Expands its Footprint in CPG and Life Sciences Markets

1.05	Press release dated October 27, 2009 — CDC Software Launches Trace Express

1.06	Press release dated October 30, 2009 — CDC Software Expects to Exceed Wall Street Consensus Estimates for Third Quarter GAAP Net Income by 33 percent and Adjusted EBITDA by 15 percent

1.07	Press release dated November 6, 2009 — CDC Software Completes Acquisition of Activplant Corporation

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: November 12, 2009	By:	/s/ Donald L. Novajosky

	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated October 13, 2009 — CDC Software Estimates Third Quarter License Revenue Is Expected To Be In Line or Better Than Street Consensus Estimates

1.02	Press release dated October 22, 2009 — CDC Software Signs Binding Term Sheet to Acquire a Provider of SaaS CRM Solutions for the Not-For-Profit Market

1.03	Press release dated October 23, 2009 — CDC Software Signs Binding Term Sheet to Acquire a Provider of SaaS Supply Chain Solutions

1.04	Press release dated October 26, 2009 — CDC Software Signs OEM Agreement with Pilgrim Software that Expands its Footprint in CPG and Life Sciences Markets

1.05	Press release dated October 27, 2009 — CDC Software Launches Trace Express

1.06	Press release dated October 30, 2009 — CDC Software Expects to Exceed Wall Street Consensus Estimates for Third Quarter GAAP Net Income by 33 percent and Adjusted EBITDA by 15 percent

1.07	Press release dated November 6, 2009 — CDC Software Completes Acquisition of Activplant Corporation